DEL REY GLOBAL INVESTORS FUNDS
(the “Trust”)
PLAN PURSUANT TO RULE 18f-3 FOR OPERATION OF
A MULTI-CLASS DISTRIBUTION SYSTEM
I. INTRODUCTION
          Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) permits the creation and operation of a multi-class distribution system without the need to obtain an exemptive order under Section 18 of the 1940 Act. Rule 18f-3 requires an investment company to file with the Securities and Exchange Commission a written plan specifying all of the differences among the classes, including the various services offered to shareholders, the different distribution arrangements for each class, the methods for allocating expenses relating to those differences and any conversion features or exchange privileges. On January 14, 2011, the Board of Trustees of the Trust authorized the Trust to operate its current multi-class distribution system in compliance with Rule 18f-3.
II. ATTRIBUTES OF CLASSES
A. Generally
          Each series of the Trust (each a “Fund” and, collectively, the “Funds”) may offer 2 classes of shares: Class A Shares and Institutional Shares.
          In general, shares of each class shall be identical except for different expense variables (which will result in different yields or total returns for each class), certain related rights and certain shareholder services. More particularly, Class A Shares and Institutional Shares of each Fund shall represent equal pro rata interests in the assets of the particular Fund, and shall be identical in all respects, except for: (a) the impact of (i) distribution and shareholder servicing expenses under the Trust’s Distribution and Service Plan assessed to each particular share class; (ii) transfer agency and certain administration expenses assessed from time to time to particular share classes; and (iii) any other expenses identified from time to time that should be properly allocated to each particular share class so long as any changes in expense allocations are reviewed and approved by a vote of the Board of Trustees, including a majority of the non-interested trustees; (b) the fact that each class shall vote separately on any matter submitted to shareholders that pertains to (i) the Trust’s Distribution and Service Plan applicable to such class and (ii) the class expenses borne by such class; (c) the exchange privileges and/or conversion features of each class of shares; (d) the sales charge(s) applicable to certain classes of shares; (e) the designation of each class of shares of a Fund; and (f) the different shareholder services relating to each class of shares.
B. Sales Charges; Distribution Arrangements; Other Expenses
          Class A Shares
          Class A Shares shall be available for purchase through securities brokers, dealers or financial institutions or through each Fund’s transfer agent, subject to restrictions described in their prospectus.
          Class A Shares generally shall be subject to a front-end sales charge at the rates (and subject to the reductions and exemptions) described in their prospectus. When the aggregate offering price of Class A Shares purchased by an investor qualifies the investor to purchase such shares without paying a front-end sales charge, a contingent deferred sales charge may be imposed at the rates (and subject to the reductions and exemptions) described in the prospectus.
          Class A Shares of a Fund shall bear the expense of distribution and shareholder servicing fees described in the prospectus, if any.

          Distribution and service fees shall be payable to each Fund’s distributor (the “Distributor”) and/or to del Rey Global Investors, LLC or any other affiliate (collectively, the “Adviser”) primarily: (i) to compensate the Distributor for distribution and sales support services and to reimburse the Distributor for related expenses, including payments to brokers, dealers, other financial institutions or other industry professionals (collectively, “Selling Agents”) for sales support services; and (ii) to compensate the Adviser for sales support services and to reimburse the Adviser for related expenses, including payments to Selling Agents for sales support services. The Distributor, the Adviser and other parties may each make payments without limitation as to amount in connection with distribution or sales support activities relating to Class A Shares out of its past profits or any additional sources (other than distribution fees) which are available to it.
          Shareholder servicing fees shall be payable to brokers, dealers, other financial institutions or other industry professionals (including the Adviser and the Distributor) (collectively, “Service Agents”) for general shareholder liaison services.
          Institutional Shares
          Institutional Shares shall be available from the Distributor for purchase by institutional investors, individuals, registered investment advisers and others meeting certain minimum investment and other requirements described in the prospectus. Institutional Shares shall not be subject to a sales charge or a separate fee payable pursuant to any distribution plan or shareholder servicing plan. The Distributor, the Adviser and other parties may each make payments without limitation as to amount in connection with distribution or sales support activities relating to Institutional Shares out of its past profits or any other sources which are available to it.
C. Conversion Features
          Class A Shares and Institutional Shares
          The Fund shall not offer Class A Shares or Institutional Shares with a conversion feature.
D. Shareholder Services
     1. Systematic Withdrawal Program
          The Fund shall offer a systematic withdrawal program, subject to the restrictions described in the prospectus, whereby, in general investors may arrange to have Class A Shares redeemed automatically.
          The Fund shall not offer a systematic withdrawal program to investors in Institutional Shares.
     2. Automatic Investing Program
          Each Fund shall offer an automatic investing program, subject to the restrictions described in the prospectus, whereby, in general an investor may arrange to have Class A Shares purchased automatically by authorizing each Fund’s transfer agent to withdraw funds from the investor’s bank account.
          The Trust shall not offer the automatic investment program to investors in Institutional Shares.
E. Methodology for Allocating Expenses Among Classes
          Class-specific expenses of a Fund shall be allocated to the specific class of shares of that Fund. Non-class-specific expenses of a Fund shall be allocated in accordance with Rule 18f-3(c).